June 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Gabor

	Re:	FortuneX Acquisition Corporation
Request for Withdrawal of Post Effective Amendment No. 1 on Form S-1
File No. 333-295053

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FortuneX Acquisition Corporation, a Cayman Islands exempted company with limited liability, (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Post Effective Amendment No. 1 on Form S-1 (File No. 333-295053), originally filed on May 22, 2026, (the “Post-Effective Amendment”). The disclosure contained in the Post-Effective Amendment is appropriately included in a prospectus filed pursuant to Rule 424 under the Securities Act, which was filed with the Commission on May 22, 2026. Accordingly, the Post-Effective Amendment is no longer necessary. The Company confirms that no securities were sold pursuant to the Post-Effective Amendment.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at FortuneX Acquisition Corporation., email: dmccabe@pelicanacq.com.com. If you have any questions regarding the foregoing application for withdrawal, please call Shumin Wang, at (212) 612- 1400.

Very truly yours,

FortuneX Acquisition Corporation

By:	/s/ Daniel McCabe
Daniel McCabe
Chief Executive Officer